Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2013 Q4 and full-year results

and 2014 guidance on February 12, 2014

Company provides 2014 quarterly reporting schedule

Toronto, Ontario, January 8, 2014 - Kinross Gold Corporation (TSX: K; NYSE: KGC) plans to release its financial statements and operating results for the fourth quarter and full-year 2013 on Wednesday, February 12, 2014, after market close. The Q4 and full-year release will also include the CompanyÕs full-year guidance for 2014 and its mineral reserve and mineral resource statement as of December 31, 2013. In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 13, 2014 at 8 a.m. ET to discuss the results, followed by a question-and-answer session.

Kinross’ quarterly reporting schedule for the remainder of 2014 will be as follows:

•	Q1 2014 – Financial statements and operating results will be released on Wednesday, May 7, 2014, after market close. A conference call and audio webcast will be held on Thursday, May 8, 2014 at 7:45 a.m. ET.

•	Annual Meeting of Shareholders – The meeting will be held on Thursday, May 8, 2014 at 10 a.m. ET at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

•	Q2 2014 – Financial statements and operating results will be released on Wednesday, July 30, 2014, after market close. A conference call and audio webcast will be held on Thursday, July 31, 2014 at 8 a.m. ET.

•	Q3 2014 – Financial statements and operating results will be released on Wednesday, November 5, 2014, after market close. A conference call and audio webcast will be held on Thursday, November 6, 2014 at 8 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice-President, Corporate Communications

phone: 416-365-2726

steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com